615 West Carmel Drive, Suite 100

Carmel, IN  46032

October 4, 2017
VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attention:   Ms. Jan Woo

Re:         Acceleration Request of Determine, Inc.

Registration Statement on Form S-3

Filed September 26, 2017

(File No. 333-220631)

Dear Ms. Woo:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Determine, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) accelerate the effectiveness of the above-referenced Registration Statement on Form S-3 to 5:00 p.m., Eastern Time, on October 6, 2017, or as soon thereafter as practicable. The Registrant also hereby requests a copy of the written order verifying the effective date.

The Registrant hereby acknowledges that:

●

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call our counsel, David Richardson, at (916) 930-3256, of DLA Piper LLP (US) to provide notice of the effectiveness of the Registration Statement.

Very truly yours, DETERMINE, INC.

By:	/s/ Kevin Grande
Name: Kevin Grande Title: General Counsel

cc:     David Richardson (DLA Piper)